UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Legend International Holdings, Inc.
(Name of Issuer)

         Common Stock, $0.001 par value
(Title of Class of Securities)

     52467C100
(CUSIP Number)

Jamie L. Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               February 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52467C100

1	NAME OF REPORTING PERSONS Regals Capital Management LP (f/k/a Regals Management LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 115,345,195
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 115,345,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,345,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 52467C100

1	NAME OF REPORTING PERSONS Regals Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 115,345,195
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 115,345,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,345,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 52467C100

1	NAME OF REPORTING PERSONS David M. Slager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 115,345,195
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 115,345,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,345,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 is filed with respect to the shares of Common Stock (as defined below) of Legend International Holdings, Inc., beneficially owned by the Reporting Persons (as defined below) and amends and restates the initial Schedule 13D filed by the Reporting Persons on August 17, 2012 (collectively, the "Schedule 13D").

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Legend International Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia.

Item 2.  Identity and Background.

(a)         NAME

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)      Regals Capital Management LP (f/k/a Regals Management LP) (“Regals Management”);

ii)      Regals Fund LP (“Regals Fund”); and

iii)      David M. Slager (“Mr. Slager”).

(b)         RESIDENCE OR BUSINESS ADDRESS

The address of the principal business office of each of Regals Management, Regals Fund and Mr. Slager is 152 West 57th Street, 9th Floor, New York, New York 10019.

(c)         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of Regals Management is to serve as the investment manager to Regals Fund.

The principal business of Regals Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

Mr. Slager’s primary business is serving as the managing member of the general partner of Regals Management.  Mr. Slager is deemed to control the business activities of Regals Management.

(d), (e)                CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         CITIZENSHIP

Each of Regals Management and Regals Fund is a Delaware limited partnership.

Mr. Slager is a citizen of the Netherlands.
.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities reported herein at an aggregate cost of approximately $8,932,931 (including commissions).  The funds used to purchase these securities were obtained from the general working capital of Regals Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.  Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities, or may dispose of all or a portion of the Common Stock or related securities that they have acquired or may hereafter acquire.

The Reporting Persons reserve the right to discuss and/or meet with management, the Board of Directors of the Issuer and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Amount beneficially owned:

See Item 11 of the attached cover page

                Percent of class:

See Item 13 of the attached cover page

           (b) Number of Common Shares as to which such Reporting Peson has:

(i) Sole power to vote or direct the vote:

See Item 7 of the attached cover page

(ii) Shared power to vote or direct the vote:

See Item 8 of the attached cover page

(iii) Sole power to dispose or direct the disposition:

See Item 9 of the attached cover page

(iv) Shared power to dispose or direct the disposition:

See Item 10 of the attached cover page

Regals Management is the investment manager of Regals Fund, the owner of record of the Common Stock reported herein.  Mr. Slager is the managing member of the general partner of Regals Management.  All investment decisions are made by Mr. Slager, and thus the power to vote or direct the votes of the Common Stock reported herein, as well as the power to dispose or direct the disposition of the Common Stock reported herein is held by Mr. Slager through Regals Management

(c)  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit 2:	Joint Filing Agreement, dated as of February 20, 2013 by and among Regals Management LP, Regals Fund and David Slager

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2013	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 20, 2013	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 20, 2013	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager

EXHIBIT 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Regals Fund LP during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approx. price per Share (excl. commissions)	Where Transaction was Effected
19-Feb-2013	Common Stock	45,000,000	$.05	Private Transaction*

* These securities were acquired through a private issuance from the Issuer.

No other transactions were effected by the Reporting Persons during the past 60 days.

EXHIBIT 2
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Legend International Holdings, Inc. dated as of February 20, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Date: February 20, 2013	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 20, 2013	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 20, 2013	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager